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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Rule 14d-100)

Patheon N.V.
(Name of Subject Company (Issuer))

Thermo Fisher (CN) Luxembourg S.à r.l.
(Offeror)
a wholly owned subsidiary of

Thermo Fisher Scientific Inc.
(Ultimate Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number of Class of Securities)

Seth H. Hoogasian
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone: (781) 622-1198
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 212 403-1000	Leo F. Groothuis NautaDutilh N.V. Beethovenstraat 400 1082 P.R. Amsterdam The Netherlands +31 20 71 71 994

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,209,219,175.00	$603,749

*
Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 145,136,214 ordinary shares, par value €0.01 per share, of Patheon N.V. multiplied by the offer consideration of $35.00 per share, (ii) the net offer consideration for 1,747,750 outstanding stock options with an exercise price less than $35.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $35.00 minus the weighted average exercise price for such stock options of $23.28 per share), (iii) 1,408,018 shares subject to issuance pursuant to restricted share units, multiplied by the offer consideration of $35.00 per share and (iv) 1,705,355 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $35.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of May 30, 2017, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg ("Purchaser") and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation ("Thermo Fisher"), for all outstanding ordinary shares, par value €0.01 per share (the "Shares"), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 ("Patheon") at a price of $35.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated May 31, 2017 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

Patheon N.V.
Evert van de Beekstraat 104
1118 CN, Amsterdam Schiphol
The Netherlands
+31 20 622 3243

        (b)    Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. The information set forth on the cover page and in the section of the Offer to Purchase entitled "Introduction" and "Price Range of Shares; Dividends" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Certain Information Concerning Thermo Fisher and Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Background of the Offer; Past Contacts or Negotiations with Patheon" is incorporated herein by reference.

        (b)    Significant Corporate Events.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Background of the Offer; Past Contacts or Negotiations with Patheon," "The Purchase Agreement; Other Agreements," and "Purpose of the Offer; Plans for Patheon" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the section of the Offer to Purchase entitled "Purpose of the Offer; Plans for Patheon," is incorporated herein by reference.

        (c)(1)-(7)    Plans.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds," "Background of the Offer; Past Contacts or Negotiations with Patheon," "The Purchase Agreement; Other Agreements," "Purpose of the Offer; Plans for Patheon," "Certain Effects of the Offer," and "Dividends and Distributions" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds," "Background of the Offer; Past Contacts or Negotiations with Patheon," and "The Purchase Agreement; Other Agreements" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds," "Background of the Offer; Past Contacts or Negotiations with Patheon," "The Purchase Agreement; Other Agreements," and "Certain Conditions of the Offer" is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds" and "Background of the Offer; Past Contacts or Negotiations with Patheon" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Thermo Fisher and Purchaser" and "Purpose of the Offer; Plans for Patheon" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Procedures for Accepting the Offer and Tendering Shares," "Background of the Offer; Past Contacts or Negotiations with Patheon," and "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not Applicable.

        (b)    Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Background of the Offer; Past Contacts or Negotiations with Patheon," "The Purchase Agreement; Other Agreements," "Purpose of the Offer; Plans for Patheon," "Certain Effects of the Offer," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (c)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 31, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017.*
(a)(5)(A)
Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).
(a)(5)(B)
Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).
(a)(5)(C)
Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).
(a)(5)(D)
Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).
(a)(5)(E)
Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

Exhibit No.	Description
(b)(1)	Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.*
(b)(2)	Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto.*
(d)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*
(d)(2)	Form of Tender and Support Agreement, dated May 15, 2017.*

*
Filed herewith.

Item 13.    Information Required by Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2017

Thermo Fisher (CN) Luxembourg S.à r.l.
By:	/s/ SHARON BRIANSKY
	Name:	Sharon Briansky
	Title:	Empowered Signatory

Thermo Fisher Scientific Inc.
By:	/s/ SETH H. HOOGASIAN
	Name:	Seth H. Hoogasian
	Title:	Senior Vice President and General Counsel

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 31, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017.*
(a)(5)(A)
Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).
(a)(5)(B)
Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).
(a)(5)(C)
Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).
(a)(5)(D)
Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).
(a)(5)(E)
Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).
(b)(1)	Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.*
(b)(2)	Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto.*
(d)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*
(d)(2)	Form of Tender and Support Agreement, dated May 15, 2017.*

*
Filed herewith.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURES
EXHIBIT INDEX